UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Translation of registrant’s name into English)

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.001	RETO	Nasdaq Capital Market

On December 17, 2021, local time, Reto Eco-Solutions, Inc. (the “Company”) held its 2021 special meeting of shareholders (the “Special Meeting”).  The number of shares of common stock entitled to vote at the Special Meeting was 28,144,583 shares. The number of shares of common shares present or represented by valid proxy at the Annual Meeting was 11,566,878 shares. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on December 1, 2021. The final results for the votes regarding each proposal are set forth below.

1.	That the following constitutes the number of votes voted with respect to the disposal of REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd.

FOR	AGAINST	ABSTAIN
11,524,792	39,511	2,575

Accordingly, the disposition of REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd. has been authorized and approved.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 17, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer and Director

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